Financial Report Grupo Financiero Galicia S.A. 20262nd. quarter

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Grupo Galicia

Grupo Financiero Galicia

Buenos Aires, Argentina, August 25, 2026, Grupo Financiero Galicia S.A. ("Grupo Galicia" o "GFG", BYMA/NASDAQ: GGAL), announced its financial results for the second quarter ended on June 30, 2026.

This report is a non-audited summary analysis of Grupo Galicia's financial condition and results of operations as of and for the periods indicated above. For a correct interpretation, this report must be read in conjunction with GFG's financial statements, as well as with all other information periodically filed with the National Securities Commission (www.cnv.gob.ar), Securities and Exchange Commission (www.sec.gov), BYMA (www.byma.com.ar) and the Nasdaq (www.nasdaq.com).

Readers of this report must note that this is a free translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

Gonzalo Fernández Covaro
Chief Financial Officer

Pablo Firvida
Head of Investor Relations

"

The information in this report was adjusted and restated to constant currency, in accordance with IAS 29 "Financial Information in Hyperinflationary Economies" except otherwise noted.

Conference Call

August 26, 2026
11:00 (Eastern Time)
12:00 (Argentina)

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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Grupo Galicia

We are Argentina's leading financial services group with over 120 years of experience. Through our companies, we generate long-term, sustainable value by offering savings, investment, credit, insurance, advisory, and digital solutions for individuals, businesses, and organizations across the country.

Grupo Galicia includes Banco de Galicia y Buenos Aires S.A. (Galicia), Tarjetas Regionales S.A. (Naranja X), Sudamericana Holding S.A. (Galicia Seguros), Galicia Asset Management S.A.U. (Fondos Fima), Galicia Securities S.A.U., IGAM LLC (Inviu), and other subsidiaries.

Financial Report

Grupo Galicia Galicia Naranja X Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Highlights Ps.329,308 million Net income for the period attributable to Grupo -25% vs. 6M 2025 Net income per share 2Q 2026 Ps.160.8 Capital Ratio 23.7% ROE 7.3% -183 bp vs. 6M 2025 Efficiency 37.2% -723 bp vs. 6M 2025 Employees 9,435 Branches and other points of sale 379 Deposits accounts in millions 20.9 Credit cards in millions 13.3 4 Ps.258,322 million Net income for the quarter attributable to Grupo +12% vs. 2Q 2025 ROE 11.3% +167 bp vs. 2Q 2025 Efficiency 35.0% -591 bp vs. 2Q 2025 Market share: Loans to the private sector(1) 15.9% Market share: Deposits to the private sector(1) 15.6% (1) Market share calculated for Banco Galicia and Naranja X (Naranja Digital).

Grupo Galicia Galicia Naranja X Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Selected ratios Percentages 2026 2026 2025 Variation (bp) 2Q 1Q 2Q vs.1Q26 vs.2Q25 ROA 2.1 0.6 1.8 152 26 ROE 11.3 3.2 9.6 815 167 Financial Margin 17.9 17.7 19.2 22 (129) Efficiency ratio 35.0 39.9 40.9 (493) (591) Capital ratio (1) 23.7 23.3 22.3 40 140 NPL Ratio 10.6 9.6 5.5 101 513 Allowance for loan losses / Private-sector financing 9.9 9.0 6.4 90 345 Coverage 93.3 93.8 117.9 (46) (2,453) Non-accrual portfolio with guarantees to non-accrual portfolio 5.7 5.0 3.3 68 232 Cost of risk 10.7 12.3 10.9 (154) (19) 5 Selected financial information (1) Galicia consolidated with Naranja X.

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Results for the quarter

The net result for the quarter attributable to Grupo Galicia was a profit of Ps.258,321 million, which represented, on an annualized bases, an ROE of 11.3% and an ROA of 2.1%.

The aforementioned result was composed mainly of gains from Galicia, for Ps.158,228 million; Fondos Fima, for Ps.38,242 million; Naranja X for Ps.35,619 million; Galicia Seguros, for Ps.22,642 million; and Galicia Securities, for Ps.7,679 million.

Compared to the previous quarter, Grupo Galicia recorded an improvement in its results. This improvement was primarily due to the consolidation of lower interest rates, which allowed for a significant reduction in funding costs and higher returns on the government bond portfolio. Likewise, the loan-loss provisions showed a positive trend, mirroring the improvement observed in delinquency ratios.

Furthermore, the quarter benefited from a lower impact on the results from the net monetary position, which decreased by Ps.146,067 million compared to the previous quarter, reflecting lower inflation during the quarter.


Results of the main companies
Galicia
158,228
130,551
Fondos Fima
38,242
36,099
Galicia Securities
7,679
11,064
Naranja X
35,619
42,908
Galicia Seguros
22,642
16,979
2Q 2026
2Q 2025

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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Income Statement					
In millions of pesos, except otherwise noted		2026	2025		Variation (%)
	2Q	1Q	2Q	vs.1Q26	vs.2Q25
Net interest income	1,669,092	1,705,695	1,625,418	(2)	3
Net fee income	459,207	460,966	484,613	—	(5)
Net results from financial instruments	303,838	154,409	313,146	97	(3)
Gold and foreign currency quotation differences	111,237	124,896	81,925	(11)	36
Other operating income	216,307	258,998	253,082	(16)	(15)
Insurance business results	7,096	23,239	36,254	(69)	(80)
Loan loss provisions	(821,789)	(952,370)	(753,266)	(14)	9
Net operating income	**1,944,988**	**1,775,833**	**2,041,172**	**10**	**(5)**
Expenses	(1,127,494)	(1,137,761)	(1,294,466)	(1)	(13)
Personnel expenses	(290,405)	(273,130)	(316,024)	6	(8)
Administrative expenses	(267,347)	(269,204)	(328,318)	(1)	(19)
Depreciations and devaluations of assets	(92,271)	(80,232)	(88,599)	15	4
Other operating expenses	(477,471)	(515,195)	(561,525)	(7)	(15)
Operating Income	**817,494**	**638,072**	**746,706**	**28**	**9**
Results from the net monetary position	(418,162)	(564,229)	(379,035)	(26)	10
Results from associates and joint ventures	2,384	(1,309)	732	(282)	226
Income tax	(143,374)	(1,527)	(137,804)	n.m.	4
Net income / (loss)	**258,342**	**71,007**	**230,599**	**264**	**12**
Net Income / (loss) Attributable to Non-controlling Interests	20	21	45	(5)	(56)
Net Income / (loss) Attributable to Grupo Galicia	258,322	70,986	230,554	264	12
Other comprehensive income / (loss)	(34,293)	23,850	39,051	(244)	(188)
Total comprehensive income / (loss)	**224,049**	**94,857**	**269,650**	**136**	**(17)**
Total comprehensive income / (loss) Attributable to Non-controlling	19	22	45	(14)	(58)
Total comprehensive income / (loss) Attributable to Grupo Galicia	224,030	94,835	269,605	136	(17)

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Selected financial information

Balance Sheet					
In millions of pesos, except otherwise noted		2026	2025	Variation (%)	
	2Q	1Q	2Q	vs.1Q26	vs.2Q25
Assets					
Cash and due from banks	6,240,921	7,098,137	8,112,357	(12)	(23)
Debt securities	2,886,439	2,080,700	2,041,098	39	41
Net loans and other financing	27,332,243	26,829,867	25,927,149	2	5
Other financial assets	10,969,095	9,782,561	12,100,946	12	(9)
Investment in subsidiaries, associates and joint ventures	14,277	11,965	3,463	19	312
Property, bank premises, equipment	1,365,500	1,390,803	1,509,079	(2)	(10)
Intangible assets	426,562	432,574	455,362	(1)	(6)
Other assets	1,042,668	1,151,851	986,721	(9)	6
Assest from insurance and reinsurance contracts	74,330	140,696	125,516	(47)	(41)
Assets available for sale	11,175	11,175	11,175	—	—
Total assets	**50,363,210**	**48,930,329**	**51,272,866**	**3**	**(2)**
Liabilities					
Deposits	29,034,793	27,305,810	28,802,713	6	1
Financing from financial entities	871,334	1,497,583	714,762	(42)	22
Other financial liabilities	6,625,131	6,466,897	6,930,566	2	(4)
Negotiable obligations	1,759,963	1,598,618	1,842,957	10	(5)
Subordinated negotiable obligations	382,726	371,356	411,354	3	(7)
Other liabilities	1,481,422	1,462,779	2,319,897	1	(36)
Liabilities from insurance and reinsurance contracts	1,009,825	1,057,201	1,024,686	(4)	(1)
Total liabilities	**41,165,194**	**39,760,244**	**42,046,935**	**4**	**(2)**
Total Shareholders' equity	**9,198,016**	**9,170,085**	**9,225,931**	**—**	**—**

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Grupo Galicia Galicia Financial Report Naranja X Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Since 1905, Galicia has supported the development of Argentina and has established itself as the leading privately owned bank with domestic capital. Through its distribution channels, including both branch-based and digital platforms, the Bank offers a broad range of financial products and services to individuals and companies nationwide. Galicia has defined customer experience and digital transformation as its strategic priorities, aiming to achieve sustainable and efficient growth.

Grupo Galicia Galicia Naranja X Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Ps.209,104 million Net income for the period +22% vs. 6M 2025 Portfolio Quality 8.3% +60 bp. vs. 2Q 2025 ROE 5.9% +168 bp vs. 6M 2025 Efficiency 41.3% -1,166 bp vs. 6M 2025 10 Ps.158,228 million Net income for the quarter +21% vs. 2Q 2025 ROE 8.8% +236 bp vs. 2Q 2025 Efficiency 38.8% -815 bp vs. 2Q 2025 Cost of risk 2Q 9.3% -20 bp. vs. 2Q 2025 Cost of risk 6M 9.4% -10 bp. vs. 6M 2025 Capital Ratio 26.0% +226 bp. vs. 2Q 2025 15.1% Market share: Loans to the private sector 14.3% Market share: Deposits to the private sector +60 bp vs. 2Q 2025 -170 bp vs. 2Q 2025 Highlights Branches Deposit accounts In millions Employees Credit Cards In millions 277 11.7 5,751 4.9 Digital clients 93%

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Results for the quarter

In the second quarter of 2026, Galicia recorded a net income of Ps.158,228 million, an improvement of Ps.107,352 million compared to the profit of Ps.50,876 million registered in the previous quarter. This result represented an annualized ROE of 8.8% and ROA of 1.6%.

The quarter recorded a decrease in funding costs due to an environment of lower interest rates. Government bond yields improved compared to the previous quarter, driven primarily by the portfolio of CER-adjusted instruments. Additionally, gains were recorded from sales of securities valued at fair value through other comprehensive income (OCI), and there was an improvement in the results from derivative instruments. As a result, the net interest margin stood at 17.0%, registering a slight improvement compared to the previous quarter.

Meanwhile, loan loss provisions showed favorable performance, supported by improvements in delinquency trends observed during the quarter.

On the expense side, efficiency gains associated with the integration process with Galicia Más (ex HSBC) continued to materialize, resulting in a reduction of 2% compared to the previous quarter and 15% versus the same quarter of the prior year.

Additionally, quarterly performance benefited from a lower loss on the net monetary position amid a decelerating inflation environment, with inflation standing at 6.8%, compared to 9.4% in the previous quarter.

Income Statement					
In millions of pesos, except otherwise noted		2026	2025	Variation (%)	
	2Q	1Q	2Q	vs.1Q26	vs.2Q25
Net interest income	1,227,474	1,265,976	1,227,785	(3)	—
Net fee income	307,709	302,121	285,711	2	8
Net results from financial instruments	179,785	47,930	157,839	275	14
Gold and foreign currency quotation differences	109,320	126,351	79,298	(13)	38
Other operating income	69,987	115,744	108,515	(40)	(36)
Loan-loss provisions	(544,517)	(592,391)	(445,004)	(8)	22
Net operating income	**1,349,758**	**1,265,731**	**1,414,144**	**7**	**(5)**
Expenses	(766,960)	(782,914)	(901,728)	(2)	(15)
Personnel expenses	(214,952)	(192,180)	(225,478)	12	(5)
Administrative expenses	(190,769)	(191,720)	(248,040)	—	(23)
Depreciations and devaluations of assets	(81,209)	(69,547)	(73,009)	17	11
Other operating expenses	(280,030)	(329,467)	(355,201)	(15)	(21)
Operating income	**582,798**	**482,817**	**512,416**	**21**	**14**
Results from the net monetary position	(330,648)	(435,504)	(304,608)	(24)	9
Results from associates and joint businesses	2,064	(874)	3,112	(336)	(34)
Income tax	(95,986)	4,437	(80,369)	n.m.	19
Net income / (loss)	**158,228**	**50,876**	**130,551**	**211**	**21**
Other comprenhensive income / (loss)	(30,632)	30,967	21,446	(199)	(243)
Total comprenhensive income / (loss)	**127,596**	**81,843**	**151,997**	**56**	**(16)**

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Grupo Galicia Galicia Naranja X Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima 12 Profitability and efficiency Financial margin Efficiency ratio ROA ROE 1.6% 0.5% 1.4% 2Q 2026 1Q 2026 2Q 2025 8.8% 2.9% 6.4% 2Q 2026 1Q 2026 2Q 2025 17.0% 16.7% 18.7% 2Q 2026 1Q 2026 2Q 2025 38.8% 44.3% 47.0% 2Q 2026 1Q 2026 2Q 2025

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Yields and rates

Interest-earning assets[1]

Average balances: in millions of pesos. Yields and rates: annualized nominal %	2026				2025		Variation (% | bp)			
	2Q		1Q		2Q		vs.1Q26		vs.2Q25	
	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield
In pesos	**21,391,646**	**34.8**	**20,672,995**	**36.8**	**20,708,338**	**40.2**	**3**	**(200)**	**3**	**(544)**
Government securities	7,701,613	36.4	6,076,801	38.3	6,719,957	38.1	27	(197)	15	(177)
Loans	13,191,625	34.8	14,217,223	38.5	13,814,845	40.3	(7)	(374)	(5)	(555)
Other interest-earning assets	498,408	13.1	378,971	(50.6)	173,536	114.7	32	6,366	187	(10,162)
In foreign currency	**8,421,354**	**7.4**	**7,513,545**	**7.4**	**5,614,193**	**5.6**	**12**	**—**	**50**	**181**
Government securities	1,115,436	13.6	815,186	5.4	545,349	—	37	820	105	1,360
Loans	7,242,025	6.2	6,663,876	7.6	5,028,738	6.8	9	(144)	44	(65)
Other interest-earning assets	63,893	40.3	34,483	21.6	40,106	(70.2)	85	1,873	59	11,045
Interest-earning assets	**29,813,000**	**27.1**	**28,186,540**	**29.0**	**26,322,531**	**32.9**	**6**	**(190)**	**13**	**(576)**

1. Does not include foreign currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.

Interest-earning assets totaled Ps.29,813,000 million, increasing by Ps.1,626,460 million (6%) compared to the previous quarter. This growth was driven by a higher volume of government securities in pesos and in foreign currency, which increased by Ps. 1,624,812 million (27%) and Ps. 300,250 million (37%), respectively. In addition, loans in foreign currency grew by Ps.578,149 million (9%) and loans in pesos decreased by Ps.1,025,598 million (7%), in line with a more selective origination policy and lower demand.

In an environment of declining interest rates that began in March, the average yield on interest earning assets for the second quarter of 2026 stood at 27.1%, representing a decrease of 190 bp compared to the previous quarter. This reduction was mainly driven by lower yields on both local and foreign currency denominated loans, which declined by 374 bp and 144 bp, respectively. Yields on government securities denominated in pesos also recorded a 197 bp decrease, although less pronounced than that observed in the loan portfolio, reflecting the contribution of CER-linked instruments. In contrast, TAMAR-linked bonds and fixed-rate securities experienced more significant yield declines.

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Interest-bearing liabilities[1]

Average balances: in millions of pesos. Yields and rates: annualized nominal %				2025		2025				Variation (%|bp)
		2Q		1Q		2Q		vs.1Q26		vs.2Q25
	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield
In pesos	**11,914,688**	**18.8**	**11,362,770**	**23.7**	**10,603,101**	**27.7**	**5**	**(486)**	**12**	**(887)**
Saving accounts	1,776,910	—	1,802,259	—	1,550,241	—	(1)	—	15	(1)
Time deposits	8,195,492	23.8	7,616,471	30.1	6,202,623	34.8	8	(625)	32	(1,093)
Other Deposits	1,545,679	12.7	1,460,497	16.8	2,358,255	26.4	6	(408)	(34)	(1,369)
Debt securities	62,187	28.6	98,059	40.8	222,741	37.0	(37)	(1,219)	(72)	(844)
Other interest-bearing liabilities	334,420	23.5	385,485	30.6	269,241	28.9	(13)	(710)	24	(534)
In foreign currency	**12,173,165**	**1.5**	**13,535,764**	**1.6**	**9,137,538**	**1.6**	**(10)**	**(5)**	**33**	**(6)**
Saving accounts	6,901,958	0.2	7,458,383	0.2	6,430,022	0.1	(7)	(3)	7	15
Time deposits	2,626,614	2.1	2,647,498	2.5	979,719	3.3	(1)	(35)	168	(112)
Other Deposits	990,209	0.3	1,650,712	0.7	241,937	0.9	(40)	(34)	309	(62)
Debt securities	1,494,319	7.4	1,601,360	7.3	1,468,085	7.2	(7)	6	2	22
Other interest-bearing liabilities	160,065	0.3	177,811	0.3	17,775	3.0	(10)	(4)	801	(267)
Interest-bearing liabilities	**24,087,853**	**10.1**	**24,898,534**	**11.7**	**19,740,639**	**15.6**	**(3)**	**(159)**	**22**	**(553)**

(1) Does not include result from quotation difference. Nominal rates are calculated with a divisor of 360.

Interest-bearing liabilities totaled Ps.24,087,853 million, decreasing by Ps.810,681 million (3%) compared to the previous quarter. This decline was primarily driven by lower volumes of liabilities in foreign currency. Other deposits decreased by Ps. 660,503 million (40%), while saving accounts declined by Ps. 556,425 million (7%). Measured in U.S. dollars, foreign currency interest-bearing liabilities decreased by 3% quarter-over-quarter. This trend was partially offset by a Ps.579,021 million (8%) increase in local currency time deposits.

The average interest rate on interest-bearing liabilities stood at 10.1%, representing a decline of 159 bp compared to the previous quarter. This reflects the broad-based decline in interest rates that began toward the end of the first quarter of 2026.

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Net interest income

Net interest income totaled Ps.1,227,474 million, decreasing by Ps.38,502 million (3%) from the Ps.1,265,976 million recorded in the previous quarter.

Interest income amounted to Ps.1,839,737 million during the quarter, decreasing by Ps.158,189 million (8%) compared to the previous quarter. The decline was mainly driven by lower income from loans and other financing activities, which decreased by Ps.258,116 million (17%). Within this category, the largest declines were recorded in promissory notes, which decreased by Ps.101,541 million (24%), personal loans by Ps.49,389 million (15%), credit-card loans by Ps.37,078 million (13%), and overdrafts by Ps.35,314 million (22%), as a result of lower average volumes and the broad-based decline in interest rates.

This decrease was partially offset by higher income from government securities measured at amortized cost, which increased by Ps. 96,190 million (20%). The improvement was driven by a higher average portfolio and stronger returns from CER-linked securities, which outperformed the levels recorded in the previous quarter.

Interest Income

In millions of pesos, except otherwise noted	2026		2025	Variation (%)	
	2Q	1Q	2Q	vs.1Q26	vs.2Q25
Cash and due from banks	—	—	8	—	(100)
Government securities	565,539	469,349	516,982	20	9
Loans and other financing	1,260,781	1,518,897	1,475,601	(17)	(15)
Non financial public sector	98	97	99	1	(1)
Financial sector	27,322	47,147	20,275	(42)	35
Non-financial private sector	1,233,361	1,471,653	1,455,227	(16)	(15)
Overdrafts	122,339	157,653	149,469	(22)	(18)
Promissory notes	329,840	431,381	385,687	(24)	(14)
Mortgage loans	156,776	159,819	125,731	(2)	25
Pledge loans	61,970	67,698	54,397	(8)	14
Personal loans	274,946	324,335	347,359	(15)	(21)
Credit-card loans	257,128	294,206	357,233	(13)	(28)
Financial leases	4,888	6,041	6,255	(19)	(22)
Pre-financing and export financing	16,750	17,587	17,609	(5)	(5)
Other	8,724	12,933	11,487	(33)	(24)
Repurchase agreement transactions	13,417	9,680	6,047	39	122
Interest income	**1,839,737**	**1,997,926**	**1,998,638**	**(8)**	**(8)**

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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Interest expenses totaled Ps.612,263 million during the quarter, decreasing by Ps.119,687 million (16%) compared to the previous quarter. This variation was primarily driven by lower expenses related to deposits, which declined by Ps.101,995 million (16%).

Within this category, interest expenses on time deposits decreased by Ps.87,121 million (15%), while expenses associated with other deposits declined by Ps.14,042 million (20%), in line with the lower interest rate environment observed during the quarter.

Additionally, interest expenses from repurchase agreement transactions decreased by Ps.7,928 million (41%), driven by lower average volumes. Meanwhile, interest expenses from negotiable obligations fell by Ps.7,085 million (22%), primarily as a result of the maturity of a negotiable obligation that occured in May.

Interest expenses

In millions of pesos, except otherwise noted		2026	2025		Variation (%)
	2Q	1Q	2Q	vs.1Q26	vs.2Q25
Deposits	(555,805)	(657,800)	(704,330)	(16)	(21)
Saving accounts	(3,855)	(4,687)	(2,228)	(18)	73
Time deposits and term investments	(494,745)	(581,866)	(539,654)	(15)	(8)
Other	(57,205)	(71,247)	(162,446)	(20)	(65)
Financing from financial institutions	(7,925)	(9,510)	(6,675)	(17)	19
Repurchase agreement transactions	(11,270)	(19,198)	(11,555)	(41)	(2)
Other interest-bearing liabilities	(5,190)	(6,068)	(1,944)	(14)	167
Negotiable obligations	(24,515)	(31,600)	(36,100)	(22)	(32)
Subordinated Negotiable obligations	(7,558)	(7,774)	(10,249)	(3)	(26)
Interest expenses	**(612,263)**	**(731,950)**	**(770,853)**	**(16)**	**(21)**

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Net fee income

Net Fee Income					
In millions of pesos, except otherwise noted		2026	2025		Variation (%)
	2Q	1Q	2Q	vs.1Q26	vs.2Q25
Credit cards	129,630	134,059	132,189	(3)	(2)
Deposit accounts	51,338	50,859	42,650	1	20
Insurance	9,508	9,924	14,254	(4)	(33)
Financial fees	1,244	974	634	28	96
Credit- related fees	1,518	3,296	2,868	(54)	(47)
Foreign trade	17,277	16,330	19,655	6	(12)
Collections	35,073	37,799	34,553	(7)	2
Utility-Bills collection services	22,410	22,169	23,133	1	(3)
Mutual Funds	11,058	10,413	10,948	6	1
Fees from bundles of products	47,959	45,710	42,909	5	12
Other	26,965	24,469	30,227	10	(11)
Total fee income	**353,980**	**356,002**	**354,020**	**(1)**	**—**
Total expenditures	**(46,271)**	**(53,881)**	**(68,309)**	**(14)**	**(32)**
Net fee income	**307,709**	**302,121**	**285,711**	**2**	**8**

Net fee income reached Ps.307,709 million, registering a slight increase of Ps.5,588 million (2%) compared to the previous quarter. This change resulted from a 14% decrease in fee expenses, mainly due to lower fees associated with deposits of government securities.

Additionally, fee income decreased by Ps.2,022 million (1%). This variation reflected lower income linked to credit cards, resulting from lower fees associated with spending abroad and travel assistance, as well as lower income from fees on checks due to a drop in clearing. These effects were partially offset by higher income from fees from bundle of products, driven by price updates, and by the growth of other fees, mainly associated with the purchase and sale of third-party securities and the placement of client debt instruments.

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Net income from financial instruments

Net income from financial instruments totaled Ps.179,785 million, during the quarter, increasing by Ps.131,855 million (275%) compared to the Ps.47,930 million recorded in the previous quarter.

This performance was mainly driven by a lower loss from derivative financial instruments for Ps.44,516 million (85%), primarily as a result of forward transactions. In addition, results from derecognition of assets increased by Ps.33,057 million (84%), mainly driven by sales of government securities classified at fair value through OCI.

Furthermore, gains from government securities measured at fair value increased by Ps.31,945 million (50%), supported by a higher average portfolio. Similarly, results from private sector securities increased by Ps.22,327 million (781%).

Net Income from Financial Instruments					
In millions of pesos, except otherwise noted		2026	2025		Variation (%)
	2Q	1Q	2Q	vs.1Q26	vs.2Q25
Government securities	96,008	64,063	90,900	50	6
Private sector securities	19,467	(2,860)	25,370	781	(23)
Derivative financial instruments	(7,997)	(52,513)	8,881	85	(190)
Forward transactions	(10,177)	(52,896)	8,881	81	(215)
Rate swap	2,180	383	–	469	N/A
Results of other financial assets/liabilities	—	(10)	5	100	(100)
Results from derecognition of assets	72,307	39,250	32,683	84	121
Net income from financial instruments	**179,785**	**47,930**	**157,839**	**275**	**14**

Gold and foreign currency quotation differences

The result from gold and foreign currency quotation differences amounted to Ps.109,320 million during the quarter, decreasing by Ps.17,031 million (13%) from the Ps.126,351 million gain recorded in the previous quarter.

This result includes a gain of Ps.90,590 million from foreign currency trading, Ps.5,462 million lower than the Ps.96,052 million recorded in the previous quarter. The decrease is explained by a lower level of transactional activity, given that the previous quarter had registered a higher volume of operations by retail customers.

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Other operating income

In the second quarter, other operating income amounted to Ps.69,987 million, registering a decrease of Ps.45,757 million (40%) compared to the previous quarter. This lower result was mainly due to the decrease in other operating results for Ps.36,042 million (71%) as a result of lower provision reversals recorded during the quarter.

Other Operating Income					
In millions of pesos, except otherwise noted		2026	2025		Variation (%)
	2Q	1Q	2Q	vs.1Q26	vs.2Q25
Other financial income	1,199	29	1,245	4034	(4)
Rental of safe deposit boxes	15,609	16,758	18,292	(7)	(15)
Other fee income	4,764	4,699	11,960	1	(60)
Other adjustments and interest on miscellaneous receivables	21,705	23,004	30,454	(6)	(29)
Default interest	12,016	20,518	19,039	(41)	(37)
Other	14,694	50,736	27,525	(71)	(47)
Total other operating income	**69,987**	**115,744**	**108,515**	**(40)**	**(36)**

Loan loss provisions

Loan loss provisions for the quarter totaled Ps.544,517 million, Ps.47,874 million (8%) lower than those recorded in the previous quarter.

The reduction was driven by a decrease in loans becoming Stage 3 and the associated deterioration of that portfolio, reflecting signs of improvement in the delinquency indicators observed during the quarter.

In this context, the credit risk ratio stood at 9.3%, improving by 20 bp. compared to the previous quarter.

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Personnel expenses

Personnel expenses reached Ps.214,952 million, registering an increase of Ps.22,772 million (12%) compared to Ps.192,180 million registered in the previous quarter, mainly due to higher provisions aligned with the result.

Administrative expenses

Administrative expenses for the quarter reached Ps.190,769 million, registering a decrease of Ps.951 million compared to the Ps. 191,720 recorded in the previous quarter.

Administrative Expenses					
In millions of pesos, except otherwise noted		2026	2025		Variation (%)
	2Q	1Q	2Q	vs.1Q26	vs.2Q25
Fees and compensations for services	10,063	8,967	17,012	12	(41)
Fees to directors and syndics	251	318	291	(21)	(14)
Publicity, promotion and research expenses	6,264	3,377	9,275	85	(32)
Taxes	23,261	26,933	28,711	(14)	(19)
Maintenance and repairment of goods and IT	71,029	67,354	79,943	5	(11)
Electricity and communications	12,839	11,956	12,001	7	7
Representation and mobility expenses	—	—	50	N/A	(100)
Stationery and office supplies	472	641	1,493	(26)	(68)
Hired administrative services	42,725	44,724	61,696	(4)	(31)
Security	5,465	5,638	7,847	(3)	(30)
Insurance	1,676	2,544	2,210	(34)	(24)
Other	16,724	19,268	27,511	(13)	(39)
Total administrative expenses	**190,769**	**191,720**	**248,040**	**—**	**(23)**

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Depreciation and devaluation of assets

The result from depreciation and devaluation of assets reached Ps.81,209 million, registering an increase of Ps.11,662 million (17%), compared to the previous quarter.

Other operating expenses

Other operating expenses amounted Ps.280,030 million during the quarter, decreasing by Ps.49,437 million (15%) compared to the previous quarter. This performance was primarily driven by lower expenses from turnover tax, which declined by Ps.23,676 million (14%), in line with the reduction in loan-related income.

Additionally, other fee-related expenses decreased by Ps.12,741 million (13%), mainly reflecting seasonal effects in the recognition of certain expenses and recoveries recorded during the quarter. Meanwhile, other financial results declined by Ps.6,282 million (21%), primarily due to lower charges related to the Safety and Hygiene Tax.

Other Operating Expenses

In millions of pesos, except otherwise noted		2026	2025		Variation (%)
	2Q	1Q	2Q	vs.1Q26	vs.2Q25
Contribution to the Deposit Insurance Fund	10,823	11,418	10,793	(5)	—
Other financial results	23,358	29,640	24,454	(21)	(4)
Turnover tax	146,434	170,110	165,901	(14)	(12)
On financial income	121,541	141,055	138,810	(14)	(12)
On fees	20,635	24,469	25,528	(16)	(19)
On other items	4,258	4,586	1,563	(7)	172
Other fee-related expenses	84,631	97,372	114,377	(13)	(26)
Charges for other provisions	3,728	6,235	8,957	(40)	(58)
Claims	6,029	5,536	11,078	9	(46)
Other	5,027	9,156	19,641	(45)	(74)
Total other operating expenses	**280,030**	**329,467**	**355,201**	**(15)**	**(21)**

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Income tax

The income tax charge was Ps.95,986 million, Ps.100,423 million higher tan the Ps.4,437 million recovery recorded in the previous quarter. This variation is explained, on the one hand, by a higher operating result and, on the other hand, by the fact that it is compared to a quarter where it was recognized a tax credit associated with the filing of the tax return corresponding to fiscal year 2025, due to the impact of the tax inflation adjustment.

Other comprehensive income

In the second quarter of 2026, Galicia reported a loss of Ps.30,632 million in other comprehensive income (OCI), Ps.61,599 million less than the gain of Ps.30,967 million recorded in the previous quarter.

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Selected financial information

Balance Sheet					
In millions of pesos, except otherwise noted		2026	2025		Variation (%)
	2Q	1Q	2Q	vs.1Q26	vs.2Q25
Assets					
Cash and due from banks	5,963,421	6,823,136	7,707,919	(13)	(23)
Debt securities	1,910,777	1,113,932	1,240,569	72	54
Net loans and other financing	22,505,906	21,579,830	20,194,073	4	11
Other financial assets	8,502,190	7,362,228	9,681,891	15	(12)
Equity investments in subsidiaries, associates and joint businesses	15,172	13,586	10,693	12	42
Property, plant and equipment	1,260,723	1,283,437	1,392,150	(2)	(9)
Intangible assets	361,049	369,700	395,670	(2)	(9)
Other assets	517,592	561,572	570,574	(8)	(9)
Assets available for sale	11,175	11,175	11,175	—	—
Total assets	**41,048,005**	**39,118,595**	**41,204,715**	**5**	**—**
Liabilities					
Deposits	27,028,550	25,358,398	26,631,089	7	1
Financing from financial entities	334,490	1,040,119	176,337	(68)	90
Other financial liabilities	3,728,359	3,282,414	3,579,935	14	4
Negotiable obligations	1,266,172	1,090,960	1,358,427	16	(7)
Subordinated negotiable obligations	526,991	517,779	572,240	2	(8)
Other liabilities	915,653	708,731	1,638,554	29	(44)
Total liabilities	**33,800,215**	**31,998,401**	**33,956,581**	**6**	**—**
Shareholders' equity	**7,247,790**	**7,120,194**	**7,248,134**	**2**	**—**
Foreign currency assets and liabilities					
Assets	15,000,713	14,905,713	13,112,762	1	14
Liabilities	14,840,991	15,207,159	13,377,324	(2)	11
Net forward purchases/(sales) of foreign currency [1]	(132,938)	381,321	184,551	(135)	(172)
Net global position in foreign currency	**26,783**	**79,875**	**(80,011)**	**(66)**	**(133)**

(1) Recorded as off-balance-sheet items.

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Level of activity

Financing

As of June 30, 2026, financing to the private sector totaled Ps.25,271,945 million, registering an increase of Ps.1,012,992 million compared to the previous quarter. This variation was mainly due to a higher volume of loans in foreign currency for Ps.1,694,651 million.

The market share of total loans to the private sector as of June 30, 2026, reached 15.1%, representing an increase of 70 bp compared to the previous quarter.

Financing to the Private Sector[1]

In millions of pesos, except otherwise noted	2026		2025	Variation (%)	
	2Q	1Q	2Q	vs.1Q26	vs.2Q25
In pesos	**15,129,205**	**15,757,356**	**16,039,383**	**(4)**	**(6)**
Loans	11,996,728	12,398,509	13,760,695	(3)	(13)
UVA-adjusted loans	2,565,465	2,402,670	1,641,612	7	56
Financial leases	45,570	51,491	59,087	(11)	(23)
Other financing[2]	521,442	904,686	577,989	(42)	(10)
In foreign currency	**10,142,740**	**8,501,597**	**6,539,521**	**19**	**55**
Loans	9,366,988	7,672,337	5,379,248	22	74
Financial leases	1,527	1,697	2,875	(10)	(47)
Other financing[2]	774,225	827,563	1,157,398	(6)	(33)
Total financing to the private sector	**25,271,945**	**24,258,953**	**22,578,904**	**4**	**12**

1. Includes IFRS adjustments.
2. Includes certain off-balance sheet accounts related to guarantees granted.

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As of June 30, 2026, the net loans and other financing portfolio totaled Ps.22,505,906 million, registering an increase of Ps.926,076 million (4%) compared to the first quarter of 2026. The increase is mainly explained by a higher volume of loans for Ps.1,365,686 million, mainly due to pre-financing and financing of exports (48%); other loans (32%) and overdrafts (19%).

Breakdown of loans and other financing

In millions of pesos, except otherwise noted		2026	2025		Variation (%)
	2Q	1Q	2Q	vs.1Q26	vs.2Q25
Financial entities	**508,417**	**418,449**	**307,809**	**22**	**65**
Loans	508,235	418,256	307,809	22	65
Other financing	182	193	—	(6)	N/A
Non-financial private sector and residents abroad	**23,861,879**	**22,816,087**	**20,976,402**	**5**	**14**
Loans	23,420,946	22,055,260	20,473,746	6	14
Overdrafts	1,840,954	1,541,160	1,424,826	19	29
Promissory notes	8,221,440	7,972,284	7,005,826	3	17
Mortgage loans	1,132,842	1,162,847	1,112,583	(3)	2
Pledge loans	697,562	704,212	672,413	(1)	4
Personal loans	2,216,417	2,294,069	2,378,894	(3)	(7)
Credit-card loans	4,812,932	4,942,680	5,839,878	(3)	(18)
Pre-financing and financing of exports	1,807,432	1,220,885	1,021,492	48	77
Other Loans	1,618,912	1,225,563	258,988	32	525
Accrued interest, adjustments and foreign currency quotation differences	1,117,518	1,043,910	805,673	7	39
Documented interest	(45,063)	(52,350)	(46,827)	(14)	(4)
Financial leases	47,097	53,188	61,962	(11)	(24)
Other financing	393,836	707,639	440,694	(44)	(11)
Non-financial public sector	**17,623**	**14,520**	**13,723**	**21**	**28**
Total loans and other financing	**24,387,919**	**23,249,056**	**21,297,934**	**5**	**15**
Allowances	**(1,882,013)**	**(1,669,226)**	**(1,103,861)**	**13**	**70**
Loans	(1,862,516)	(1,651,061)	(1,085,026)	13	72
Financial leases	(1,516)	(1,123)	(3,299)	35	(54)
Other financing	(17,981)	(17,042)	(15,536)	6	16
Net loans and other financing	**22,505,906**	**21,579,830**	**20,194,073**	**4**	**11**

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Exposure to the Argentine public sector

Net Exposure to the Argentine Public Sector[1]					
In millions of pesos, except otherwise noted		2026	2025	Variation (%)	
	2Q	1Q	2Q	vs.1Q26	vs.2Q25
Government securities' net Position	**9,068,732**	**6,684,461**	**7,479,448**	**36**	**21**
Measured at fair value	**1,938,396**	**1,319,819**	**1,234,103**	**47**	**57**
In pesos	1,030,826	902,531	978,578	14	5
Adjusted by CER	398,968	334,525	167,174	19	139
In foreign currency	508,602	82,763	11,448	515	n.m.
Measured at amortized cost	**1,525,021**	**1,467,361**	**2,828,923**	**4**	**(46)**
In pesos	28,706	52,559	208,121	(45)	(86)
Adjusted by CER	1,099,895	1,021,612	2,129,567	8	(48)
In foreign currency	396,420	393,190	491,235	1	(19)
Measured at fair value through OCI	**5,605,315**	**3,897,281**	**3,416,422**	**44**	**64**
In pesos	2,524,097	2,172,169	2,774,728	16	(9)
Adjusted by CER	2,767,588	1,127,566	641,694	145	331
In foreign currency	313,630	597,546	—	(48)	N/A
Other receivables resulting from financial brokerage	**17,873**	**14,713**	**13,723**	**21**	**30**
Loans and other financing	17,794	14,713	13,723	21	30
Total exposure to the public sector	**9,086,605**	**6,699,174**	**7,493,171**	**36**	**21**

(1) It does not include deposits in the Central Bank, as they constitute one of the items through which Galicia complies with the minimum cash requirements.

As of June 30, 2026, net exposure to the public sector reached Ps.9,086,605 million, representing a 36% increase compared to the previous quarter. This variation was primarily driven by a higher volume of government securities measured at fair value through OCI, with instruments adjusted by CER standing out, which increase Ps.1,640,022 million, and government securities in foreign currency, which grew by Ps.425,839 million.

Net exposure to the public sector represented 22% of total assets, while in the previous quarter, this exposure represented 17% of total assets.

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Funding and liabilities

Deposits amounted to Ps.27,028,550 million as of June 30, 2026, registering an increase of Ps.1,670,152 million when compared to the previous quarter. This increase is due to higher time deposits in foreign currency for Ps.1,047,075 million and in other deposits in pesos for Ps.893,011 million.

Deposits

In millions of pesos, except otherwise noted	2026		2025	Variation (%)	
	2Q	1Q	2Q	vs.1Q26	vs.2Q25
In pesos	**14,592,638**	**13,596,206**	**15,841,951**	**7**	**(8)**
Current accounts	2,444,121	2,450,538	2,879,567	—	(15)
Saving accounts	2,368,875	1,939,390	2,515,810	22	(6)
Time deposits	7,410,371	7,574,194	6,277,066	(2)	18
UVA-adjusted time deposits	191,365	248,693	215,097	(23)	(11)
Other	2,051,214	1,158,203	3,740,673	77	(45)
Interests and adjustments	126,692	225,188	213,738	(44)	(41)
In foreign currency	**12,435,912**	**11,762,192**	**10,789,138**	**6**	**15**
Saving accounts	7,168,395	7,075,518	7,533,632	1	(5)
Time deposits	3,128,717	2,081,642	1,376,159	50	127
Other	2,133,558	2,601,496	1,875,779	(18)	14
Interests and adjustments	5,094	3,536	3,568	44	43
Total deposits	**27,028,550**	**25,358,398**	**26,631,089**	**7**	**1**

Total deposit accounts as of June 30, 2026, reached 11.7 million, a 2% growth compared to the previous quarter.

The market share of private sector deposits reached 14.3% as of June 30, 2026, registering an increase of 40 bp compared to the previous quarter.

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Grupo Galicia Galicia Naranja X Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Financial Liabilities In millions of pesos, except otherwise noted 2026 2026 2025 Variation (%) 2Q 1Q 2Q vs.1Q26 vs.2Q25 Financial entities 334,490 1,040,119 176,336 (68) 90 Financing from credit-card purchases 1,612,854 1,681,836 2,064,092 (4) (22) Negotiable obligations 1,266,172 1,090,960 1,358,427 16 (7) Subordinated negotiable obligations 526,991 517,779 572,240 2 (8) Creditors from purchases of foreign currency 3,708 52,346 109,539 (93) (97) Collections on account of third parties 385,239 641,463 822,514 (40) (53) Other financial liabilities 1,726,558 906,769 583,791 90 196 Total financial liabilities 5,856,012 5,931,272 5,686,939 (1) 3 Financial liabilities amounted to Ps.5,856,012 million, registering a decrease of Ps.75,260 million (1%) compared to the previous quarter. The variation was mainly due to a lower volume of financing received from financial entities for Ps.705,629 million and collections on account of third parties for Ps256,224 million, offset by an increase of other financial liabilities for Ps.819,789 million. 28

Grupo Galicia Galicia Naranja X Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Liquidity Percentages, except otherwise noted 2026 2026 2025 Variation (%) 2Q 1Q 2Q vs.1Q26 vs.2Q25 Cash and due from banks 5,963,421 6,823,136 7,707,919 (13) (23) Government securities(1) 8,108,775 6,182,306 7,374,323 31 10 Call-money 30,283 57,756 118,445 (48) (74) Overnight placements in correspondent banks 1,579,576 951,678 200,078 66 689 Repurchase agreement transactions (762,347) 326,306 126,410 (334) (703) Other financial assets 5,264 — 1,838,647 N/A (100) Total liquid assets 14,924,972 14,341,182 17,365,822 4 (14) Liquidity ratios (%) Variation (bp) Liquid assets as a percentage of transactional deposits 93.1 95.0 94.3 (190) (120) Liquid assets as a percentage of total deposits 55.2 56.6 65.2 (140) (1,000) As of June 30, 2026, the Bank’s liquid assets represented 93.1% of the Bank’s transactional deposits and 55.2% of its total deposits. This ratios were 95.0% and 56.6%, respectively, in the first quarter of 2026. 29 Liquidity 1. They include all portfolios of public securities (fair value, amortized cost and fair value with changes in OCI), valuing them at fair value.

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Asset quality

The non-accrual financing portfolio (that includes certain items of other financial assets and guarantees granted) amounted to Ps.2,108,968 million as of June 30, 2026, representing 8.3% of total financing, recording an 60 bps increase as compared to the previous quarter.

Considering the provisions on unused balances of credit cards and overdrafts, the Bank's coverage of the non-accrual portfolio with total allowances for loan losses reached 92.8%, compared to 91.4% as of March 31, 2026.

Financing Portfolio Quality					
In millions of pesos, except otherwise noted		2026	2025		Variation (%)
	2Q	1Q	2Q	vs.1Q26	vs.2Q25
Non-accrual Financing	**2,108,968**	**1,876,775**	**999,758**	**12**	**111**
With preferred guarantees	111,032	98,225	33,504	13	231
With other guarantees	75,154	46,039	18,769	63	300
Without guarantees	1,922,782	1,732,511	947,485	11	103
Allowance for loan losses	**1,957,958**	**1,715,552**	**1,178,836**	**14**	**66**
Relevant ratios (%)					**Variation (bp)**
NPL Ratio	8.3	7.7	4.4	60	390
Allowance for loan losses to loans to the private sector	7.7	7.1	5.2	60	250
Coverage	92.8	91.4	117.9	140	(2,510)
Non-accrual loans with guarantees to non-accrual financing	8.8	7.7	5.2	110	360
Cost of risk	9.3	9.5	8.2	(20)	110

30

Grupo Galicia Galicia Naranja X Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Analysis of Loan Loss Experience In millions of pesos, except otherwise noted 2026 2026 2025 Variation (%) 2Q 1Q 2Q vs.1Q26 vs.2Q25 Allowance for loan losses At the beginning of the quarter 1,715,552 1,704,243 884,822 1 94 Changes in the allowance for loan losses Provisions charged to income 509,204 507,256 423,535 — 20 Charge offs (155,749) (316,936) (76,017) (51) 105 Inflation effect (111,049) (179,011) (53,504) (38) 108 Allowance for loan losses at the end of the quarter 1,957,958 1,715,552 1,178,836 14 66 Charge to the income statement Provisions charged to income (509,203) (507,257) (423,534) — 20 Direct charge offs (35,314) (85,134) (21,470) (59) 64 Bad debts recovered 12,569 12,353 12,108 2 4 Net charge to the income statement (531,948) (580,038) (432,896) (8) 23 During the quarter, Ps.155,749 million were charged off against the allowance for loan losses and direct charges to the income statement for Ps.35,314 million were made. 31

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Capitalization

The minimum capital requirement and the corresponding computable capital are presented below. Balances are disclosed in accordance with the applicable regulation in force and in currency of each period.

Regulatory Capital

In millions of pesos, except otherwise noted	2026		2025	Variation (%)	
	2Q	1Q	2Q	vs.1Q26	vs.2Q25
Minimum capital requirement (A)	**2,159,208**	**2,070,866**	**1,746,859**	**4**	**24**
Allocated to credit risk	1,838,667	1,830,771	1,484,717	—	24
Allocated to market risk	54,552	36,797	26,277	48	108
Allocated to operational risk	265,989	203,298	235,865	31	13
Computable capital (B)	**6,844,464**	**6,436,300**	**5,054,707**	**6**	**35**
Tier I	6,814,804	6,408,645	4,947,239	6	38
Tier II	29,660	27,655	107,468	7	(72)
Excess over required capital (B) (A)	**4,685,256**	**4,365,434**	**3,307,848**	**7**	**42**
Risk weighted assets	**26,320,681**	**25,219,283**	**21,295,183**	**4**	**24**
Ratios (%)					**Variation (bp)**
Total capital ratio	26.0	25.5	23.7	48	226
Tier I capital ratio	25.9	25.4	23.2	48	266

As of June 30, 2026, the computable capital amounted to Ps.6,844,464 million and the minimum capital requirement to Ps.2,159,208 million, resulting in an available margin of Ps.4,685,256 million (217%). This excess compares to Ps.4,365,434 million (211%) as of March 31,2026.

In the quarter, the capital requirement increased by Ps.88,342 million, while computable capital increased by Ps.408,164 million compared to the previous quarter.

The total Tier 1 capital ratio stood at 25.9%, registering an increase of 266 bp compared to the second quarter of 2025 and 48 bp compared to the first quarter of 2026.

The most significant changes compared to the last quarter are mainly due to the increase in Tier 1 capital, resulting from the indexation of equity and the increase in the positive result obtained during the period.

Meanwhile, the year-on-year improvement in the ratio was primarily due to the growth in Tier 1 capital resulting from the inflation adjustment. This effect was partially offset by the increase in credit risk-weighted assets, the growth of which was not sufficient to reverse the improvement in the ratio.

32

Grupo Galicia Financial Report Galicia Naranja X Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Naranja X is Grupo Galicia’s fintech company that develops a digital ecosystem of financial solutions—including payments, credit, savings and investment—to support customers in their everyday use of money, promoting financial inclusion through simple and accessible experiences.

Grupo Galicia Naranja XGalicia Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima 34 Ps.15,720 million Net income for the period attributable to Naranja X -88% vs. 6M 2025 ROE 2.7% -1,893 bp vs. 6M 2025 Efficiency 32.7% +124 bp vs. 6M 2025 2,531 Employees 8.3 Credit cards In millions 90 Branches and other points of sale Ps.35,619 million Net income for the quarter attributable to Naranja X -17% vs. 2Q 2025 ROE 12.2% -162 bp vs. 2Q 2025 Efficiency 31.9% +103 bp vs. 2Q 2025 r j Galicia 9.2 Deposit accounts In millions 4.8% Market share: Personal Loans 6.3% Market share: Saving accounts Average balance of deposits 2Q26 In billions 75% Digital clients H chos posteriores A Cambios norm tivo losario Ps.2,065 (1) The Financial Statements and their main ratios correspond to the information of Naranja X for consolidation with Grupo Galicia. The individual figures of Naranja X may differ due to the accounting adjustments applied in the consolidation process. 18.3% Cost of risk 20.7% Cost of risk Highlights1

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Results for the quarter[1]

In the second quarter, Naranja X registered a net income attributable to the company of Ps.35,619 million, representing an improvement of Ps.55,518 million compared to the previous quarter. On an annualized basis, ROE reached 12.2% and ROA 1.9%.

The quarter's performance was primarily driven by an improvement in loan loss provisions, resulting from stable risk parameters, lower average loan balances and a sustained decline in early-stage delinquency. Likewise, expenses showed a favorable evolution, reflecting the impact of the efficiency initiatives implemented in administrative expenses.

Conversely, net fee income declined compared to the previous quarter, mainly due to lower maintenance fee income associated with a lower number of statements issued and the absence of price adjustments.

Additionally, lower inflation during the quarter resulted in a decrease in the results from net monetary position.

Income Statement					
In millions of pesos, except otherwise noted		2026	2025	Variation (%)	
	2Q	1Q	2Q	vs.1Q26	vs.2Q25
Net interest income	419,821	444,335	367,885	(6)	14
Net fee income	158,368	170,095	207,988	(7)	(24)
Net results from financial instruments	10,635	(15,963)	79,068	167	(87)
Gold and foreign currency quotation differences	(9,839)	13,591	(15,758)	(172)	38
Other operating income	59,013	60,304	59,697	(2)	(1)
Loan loss provisions	(277,272)	(359,979)	(308,262)	(23)	(10)
Net operating income	**360,726**	**312,383**	**390,618**	**15**	**(8)**
Expenses	(260,299)	(277,855)	(278,585)	(6)	(7)
Personnel expenses	(69,072)	(71,242)	(76,899)	(3)	(10)
Administrative expenses	(63,208)	(67,243)	(63,073)	(6)	—
Depreciations and devaluations of assets	(10,292)	(10,046)	(10,456)	2	(2)
Other operating expenses	(117,727)	(129,324)	(128,157)	(9)	(8)
Operating income	**100,427**	**34,528**	**112,033**	**191**	**(10)**
Results from the net monetary position	(47,744)	(70,450)	(48,959)	(32)	(2)
Income tax	(17,157)	15,944	(20,125)	208	(15)
Net income / (loss)	**35,526**	**(19,978)**	**42,949**	**278**	**(17)**
Net Income / (loss) Attributable to Non-controlling	(93)	(79)	40	(18)	(333)
Net Income / (loss) Attributable to Naranja X	35,619	(19,899)	42,908	279	(17)
Other comprehensive income	925	(4,492)	1,253	121	(26)
Total comprehensive income / (loss)	**36,451**	**(24,470)**	**44,202**	**249**	**(18)**
Total comprehensive income to Non-controlling Interests	(41)	(304)	102	87	(140)
Total comprehensive income / (loss) to Naranja X	36,492	(24,166)	44,099	251	(17)

(1) The Financial Statements and their main ratios correspond to the information of Naranja X for consolidation with Grupo Galicia. The individual figures of Naranja X may differ due to the accounting adjustments applied in the consolidation process.

35

Grupo Galicia Naranja XGalicia Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima 36 Profitability and efficiency1 Financial margin Efficiency ratio ROA ROE 1.9% (1.0)% 2.1% 2Q 2026 1Q 2026 2Q 2025 12.2% (6.9)% 13.8% 2Q 2026 1Q 2026 2Q 2025 21.8% 21.6% 20.2% 2Q 2026 1Q 2026 2Q 2025 31.9% 33.5% 30.8% 2Q 2026 1Q 2026 2Q 2025 (1) The Financial Statements and their main ratios correspond to the information of Naranja X for consolidation with Grupo Galicia. The individual figures of Naranja X may differ due to the accounting adjustments applied in the consolidation process.

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Selected financial information[1]

Balance Sheet					
In millions of pesos, except otherwise noted		2026	2025	Variation (%)	
	2Q	1Q	2Q	vs.1Q26	vs.2Q25
Assets					
Cash and due from banks	152,347	183,756	375,299	(17)	(59)
Debt securities	53,010	—	—	N/A	N/A
Net loans and other financing	5,014,044	5,270,516	6,048,407	(5)	(17)
Other financial assets	1,961,348	1,787,607	1,857,314	10	6
Property, bank premises, equipment	90,716	94,211	102,459	(4)	(11)
Intangible assets	31,120	31,636	28,872	(2)	8
Other non-financial assets	323,956	377,289	226,238	(14)	43
Total assets	**7,626,541**	**7,745,015**	**8,638,589**	**(2)**	**(12)**
Liabilities					
Deposits	2,330,117	2,304,044	2,564,364	1	(9)
Financing from financial entities	707,856	468,349	862,916	51	(18)
Other financial liabilities	2,520,520	2,812,502	2,994,746	(10)	(16)
Negotiable obligations	575,458	542,711	531,400	6	8
Other non-financial liabilities	315,866	450,444	432,548	(30)	(27)
Total liabilities	**6,449,817**	**6,578,050**	**7,385,974**	**(2)**	**(13)**
Shareholders' equity	**1,176,724**	**1,166,965**	**1,252,615**	**1**	**(6)**
Shareholders' equity attributable to Non-controlling	1,340	1,383	1,619	(3)	(17)
Shareholders' equity attributable to Naranja X	1,175,384	1,165,582	1,250,996	1	(6)

Class LXVII

On May 22, 2026, Naranja X issued Class LXVII of Negotiable Obligations. The issuance was divided into three series.
Series I was issued for Ps.157,273 million, maturing on May 22, 2027, at a rate of TAMAR + 4.50%.
Series II was issued for US$115.1 million, maturing on February 22, 2027, at a fixed annual rate of 5.0%.
Series III was issued for US$13.8 million, maturing on November 22, 2027, at a fixed annual rate of 4.0%.

[1]The Financial Statements and their main ratios correspond to the consolidated information of Grupo Financiero Galicia. Naranja X individual figures may differ due to accounting adjustments applied during the consolidation process.

37

Grupo Galicia Naranja XGalicia Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Loan Portfolio Quality Percentages, except otherwise noted 2026 2026 2025 Variation (%) 2Q 1Q 2Q vs.1Q26 vs.2Q25 Non-accrual loans 1,183,766 1,025,634 571,957 15 107 Allowances for loan losses and provisions 1,113,987 1,005,682 673,872 11 65 Ratios (%) Variation (bp) NPL Ratio 19.7 16.7 8.7 306 1,106 Allowance for loan losses to loans to the private sector 18.6 16.4 10.2 222 835 Coverage 94.1 98.1 117.8 (395) (2,371) Cost of risk 18.3 23.0 19.0 (472) (73) As of June 30, 2026, considering provisions associated with unused credit card balances, the coverage ratio stood at 94.1%, compared to 98.1% at the end of the previous quarter and 117.8% in the same period of 2025. 38 Asset quality1 1The Financial Statements and their main ratios correspond to the consolidated information of Grupo Financiero Galicia. Naranja X individual figures may differ due to accounting adjustments applied during the consolidation process.

Grupo Galicia Naranja XGalicia Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Analysis of Loan Loss Experience1 In millions of pesos, except otherwise noted 2026 2026 2025 Variation (%) 2Q 1Q 2Q vs.1Q26 vs.2Q25 Allowances for loan losses At the beginning of the quarter 1,005,682 906,943 503,987 11 100 Changes in the allowance for loan losses Provisions charged to income 273,482 355,885 303,483 (23) (10) Reversals of allowances for loan losses (4) (6) (99) (33) (96) Charge off (95,028) (175,816) (99,785) (46) (5) Effect of inflation (70,145) (81,324) (33,714) (14) 108 Allowance for loan losses at the end of the quarter 1,113,987 1,005,682 673,872 11 65 Charge to the income statement Provisions charged to income (273,482) (355,885) (303,483) (23) (10) Direct charge offs (3,790) (4,094) (4,779) (7) (21) Bad debt recovered 8,173 5,397 4,081 51 100 Net charge to the income statement (269,099) (354,582) (304,181) (24) (12) 39 1The Financial Statements and their main ratios correspond to the consolidated information of Grupo Financiero Galicia. Naranja X individual figures may differ due to accounting adjustments applied during the consolidation process.

Grupo Galicia Galicia Seguros Financial Report Galicia Naranja X GlosaryRelevant information ESG Regulatory changesFondos Fima Since 1996, Galicia Seguros has offered insurance solutions, promoting comprehensive protection for individuals and assets. It specializes in personal and property insurance, offering solutions for individuals, SMEs, large corporations, and the agricultural sector. Its offering is based on a wide range of coverages and services geared towards risk management, supported by a diversified network of channels—including bancassurance, insurance brokers, and digital channels—that facilitates access to solutions tailored to each client's needs.

Grupo Galicia Galicia SegurosGalicia Naranja X GlosaryRelevant information ESG Regulatory changesFondos Fima Ps.37,429 million Net income for the period attributable to Seguros +20% vs. 6M 2025 ROE 28.3% -636 bp vs. 6M 2025 Combined Ratio 97.8% +872 bp vs. 6M 2025 9012,419 EmployeesPolices In thousands 41 Clients In thousands Ps.23,515 million Net income for the quarter attributable to Seguros +40% vs. 2Q 2025 ROE 34.8% -233 bp vs. 2Q 2025 Combined Ratio 99.4% +894 bp vs. 2Q 2025 1,787 Highlights Agencies 12

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Results for the quarter

Income Statement					
In millions of pesos, except otherwise noted		2026	2025	Variation (%)	
	2Q	1Q	2Q	vs.1Q26	vs.2Q25
Income from insurance services	192,868	187,628	160,278	3	20
Insurance service expenses	(169,348)	(175,389)	(128,114)	(3)	32
Net reinsurance expenses	(27,072)	(6,319)	(10,923)	328	148
Insurance financial results	(49,723)	(32,408)	(39,347)	53	26
Insurance business results	**(53,275)**	**(26,488)**	**(18,106)**	**101**	**194**
Interest income	10,676	11,905	22,095	(10)	(52)
Net results from financial instruments	75,331	52,944	34,550	42	118
Gold and foreign currency quotation differences	(1,067)	(2,829)	3,057	(62)	(135)
Other operating income	4,774	6,872	6,033	(31)	(21)
Net operating income	**36,439**	**42,404**	**47,629**	**(14)**	**(23)**
Expenses	(2,812)	(4,427)	(17,414)	(36)	(84)
Personnel expenses	(727)	(909)	(5,167)	(20)	(86)
Administrative expenses	(1,760)	(3,084)	(7,228)	(43)	(76)
Depreciations and devaluations of assets	(2)	(5)	(4,520)	(60)	(100)
Other operating expenses	(323)	(429)	(499)	(25)	(35)
Operating income	**33,627**	**37,977**	**30,215**	**(11)**	**11**
Results from the net monetary position	(7,626)	(9,939)	(3,810)	(23)	100
Income tax	(2,469)	(14,104)	(9,603)	(82)	(74)
Net income / (loss)	**23,532**	**13,934**	**16,802**	**69**	**40**
Net Income / (loss) Attributable to Parent Company's Owners	17	20	47	(15)	(64)
Net Income / (loss) Attributable to Non-controlling Interests	23,515	13,914	16,755	69	40
Other comprehensive income	(5,431)	3,713	357	(246)	n.m.
Total comprehensive income / (loss)	**18,101**	**17,647**	**17,159**	**3**	**5**
Total comprehensive income / (loss) Attributable to Non-controlling Interests	17	20	47	(15)	(64)
Total comprehensive income / (loss) Attributable to Parent Company's Owners	18,084	17,627	17,112	3	6

42

Grupo Galicia Galicia SegurosGalicia Naranja X GlosaryRelevant information ESG Regulatory changesFondos Fima 43 Profitability and efficiency Combined ratio Efficiency ratio ROA ROE 6.5% 4.0% 6.0% 2Q 2026 1Q 2026 2Q 2025 34.8% 21.4% 37.1% 2Q 2026 1Q 2026 2Q 2025 99.4% 96.2% 90.5% 2Q 2026 1Q 2026 2Q 2025 146.8% 127.8% 87.1% 2Q 2026 1Q 2026 2Q 2025

Grupo Galicia Galicia SegurosGalicia Naranja X GlosaryRelevant information ESG Regulatory changesFondos Fima Balance Sheet In millions of pesos, except otherwise noted 2026 2026 2025 Variation (%) 2Q 1Q 2Q vs.1Q26 vs.2Q25 Assets Cash and due from banks 13,424 4,265 11,044 215 22 Debt securities 800,223 674,945 668,361 19 20 Other financial assets 378,715 475,977 408,790 (20) (7) Property, bank premises, equipment 11,054 9,863 10,800 12 2 Intangible assets 29,627 28,908 27,560 2 8 Assets for insurance and reinsurance contracts 74,330 140,696 125,516 (47) (41) Other non-financial assets 149,395 142,368 147,399 5 1 Total assets 1,456,768 1,477,022 1,399,470 (1) 4 Liabilities Liabilities for insurance and reinsurance contracts 1,009,825 1,057,248 1,024,686 (4) (1) Other non-financial liabilities 163,023 146,361 142,793 11 14 Total liabilities 1,172,848 1,203,609 1,167,479 (3) — Shareholders' equity 283,920 273,413 231,991 4 22 44 Selected financial information

Financial Report Grupo Galicia Galicia Naranja X Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Since 1958, Fondos FIMA has been managing mutual funds, promoting savings and responsible investing through the professional management of diversified portfolios that provide access to capital markets and a broad range of local and international assets.

Grupo Galicia Galicia Naranja X Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Ps.15,483 +12% vs. 2Q 2025 Assets under management In billions 14.5% Market share -100 bp vs. 2Q 2025 30 Employees 46 Assets under management 21Ps.74,943 million Net income for the period +1% vs. 6M 2025 Highlights Ps.38,242 million Net income for the quarter +6% vs. 2Q 2025

Grupo Galicia Galicia Naranja X Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Income Statement In millions of pesos, except otherwise noted 2026 2026 2025 Variation (%) 2Q 1Q 2Q vs.1Q26 vs.2Q25 Net interest income — — — N/A N/A Net results from financial instruments 8,654 13,031 8,512 (34) 2 Gold and foreign currency quotation differences 1,091 (566) 243 293 349 Other operating income 62,686 60,237 62,589 4 — Net operating income 72,431 72,702 71,344 — 2 Expenses (7,357) (7,242) (10,056) 2 (27) Personnel and administrative expenses (3,446) (3,240) (4,106) 6 (16) Other operating expenses (3,911) (4,002) (5,950) (2) (34) Operating income 65,074 65,460 61,288 (1) 6 Results from the net monetary position (7,049) (8,998) (5,953) 22 (18) Results from associates and joint businesses — — — N/A N/A Income tax (19,783) (19,761) (19,236) — 3 Net income 38,242 36,701 36,099 4 6 47 Results for the quarter

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Assets under management

Assets under management

In millions of pesos, except otherwise noted

	2026		2025	Variation (%)	
	2Q	1Q	2Q	vs.1Q26	vs.2Q25
Fima Acciones	128,813	136,909	101,420	(6)	27
Fima P.B. Acciones	64,009	64,911	65,872	(1)	(3)
Fima Renta en Pesos	224,914	146,224	159,977	54	41
Fima Ahorro Pesos	778,218	659,194	529,013	18	47
Fima Renta Plus	142,420	113,385	117,908	26	21
Fima Premium	9,264,733	8,941,794	9,713,154	4	(5)
Fima Ahorro Plus	736,840	532,073	500,005	38	47
Fima Capital Plus	75,395	62,070	143,765	21	(48)
Fima Abierto Pymes	91,236	82,799	30,723	10	197
Fima Mix I	22,224	20,943	35,135	6	(37)
Fima Premium Dolares	2,904,653	2,532,702	1,188,091	15	144
Fima Mix II	8,799	8,694	12,822	1	(31)
Fima Renta Fija Internacional	3,577	3,714	5,268	(4)	(32)
Fima Sustentable ASG	6,465	6,193	6,874	4	(6)
Fima Acciones Latinoamericanas Dólares	780	845	731	(8)	7
Fima Renta Fija Dólares	612,677	447,855	128,577	37	377
Fima Mix Dólares	205,076	175,022	173,871	17	18
HF Renta Fija Estratégica	—	—	40,631	N/A	(100)
HF Renta Dolares	—	—	10,896	N/A	(100)
HF Infraestructura PPERel	93,942	91,636	93,479	3	—
HF Acciones Líderes	—	—	33,881	N/A	(100)
HF Acciones Argentinas	—	—	18,164	N/A	(100)
HF Pesos	—	—	472,393	N/A	(100)
HF Pesos Renta Fija	—	—	23,163	N/A	(100)
HF Pesos Plus	—	—	137,351	N/A	(100)
HF Renta Fija Argentina	—	—	20,755	N/A	(100)
HF Desarrollo Abierto PYMES	—	—	44,164	N/A	(100)
HF Infraestructura II	12,664	12,380	11,915	2	6
HF Retorno Total	92,282	73,062	37,789	26	144
HF Balanceado	13,556	13,160	24,804	3	(45)
Assets under management	**15,483,273**	**14,125,565**	**13,882,591**	**10**	**12**

48

Grupo Galicia Galicia Naranja X Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Balance Sheet In millions of pesos, except otherwise noted 2026 2026 2025 Variation (%) 2Q 1Q 2Q vs.1Q26 vs.2Q25 Assets Cash and due from banks 21,059 19,230 20,582 10 2 Debt securities 1 3,499 10,712 (100) (100) Net loans and other financing 1,645 1,410 665 17 147 Other financial assets 142,905 120,164 131,609 19 9 Other non-financial assets 3,583 128 2,322 n.m. 54 Total assets 169,193 144,431 165,890 17 2 Liabilities Other non-financial liabilities 36,096 49,575 37,540 (27) (4) Total liabilities 36,096 49,575 37,540 (27) (4) Shareholders' equity 133,097 94,856 128,350 40 4 49 Selected financial information

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Relevant information

Dividends

On July 13 and August 6, 2026, Grupo Galicia paid the first and second installments of cash dividends for Ps.13,333 million each, as approved by the Shareholders' Meeting on April 28, 2026. The payment of the last installment is scheduled between September 1 and 15, 2026.

Negotiables Obligations

On July 19, 2026, Banco Galicia redeemed in full upon maturity the Class II Subordinated Negotiable Obligations, with a capital payment of US$250 million and interest payment of US$10 million.

On July 30, 2026, Banco Galicia issued Class XXXIII Negotiable Obligations for a total nominal value of US$217.8 million, comprised of two series. Series I was issued for US$151.4 million, maturing on August 2, 2027, at a nominal annual interest rate of 3.25%. Series II was issued for US$66.4 million, maturing on July 30, 2029, at a nominal annual interest rate of 5.5%.

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

ESG

Promoting Female Leadership in SMEs

In April, Banco Galicia launched a sustainable financing line with preferential conditions for women-led SMEs, aiming to support business growth and expand access to financial tools.

New Edition of Finanzas a Mano

In April, Banco Galicia launched a new edition of Finanzas a Mano, its financial education program certified by the University of Buenos Aires. The initiative seeks to expand its reach to schools across the country and continue promoting knowledge on saving, investing, cybersecurity, and responsible money management.

Sustainability Rankings Recognition

In May, Banco Galicia was recognized for its performance in the main sustainability rankings, achieving 5th place in the Apertura ranking, 5th place in MERCO ESG and 2nd place in EFY Fem.

Investment in Renewable Energy Project

In May, Naranja X participated in financing an energy transition project through the BELAT Crowdlending Trust, supporting the incorporation of renewable energy infrastructure and more sustainable production models.

Wildfire Prevention Initiative

During April and May, Naranja X promoted a campaign together with Fundación Vida Silvestre to channel the commitment of customers and businesses in support of forest firefighters, contributing to strengthening the response to fires in Chubut.

Communication on Progress 2026 Publication

In June, Banco Galicia published a new edition of its Communication on Progress (CoP), reaffirming its commitment to the Ten Principles of the United Nations Global Compact and its role as a founding partner of the local network in Argentina.

51

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Regulatory changes

Non-face-to-face account opening

The BCRA, through Communication "A" 8444, stipulated that financial institutions that allow non-face-to-face account opening via electronic and/or communication means may assign any branch office for account establishment, which must be communicated to the client at the time of assignment.

Liquidity Coverage Ratio and Stable Net Funding Ratio

The BCRA, through Communication "A" 8445, stipulated that the requirements related to the Liquidity Coverage Ratio (LCR) and the Stable Net Funding Ratio (NSFR) apply only to financial institutions classified as locally systemically important (D-SIB) and to branches or subsidiaries of foreign banks classified as globally systemically important (G-SIB). Furthermore, institutions not covered by these requirements must continue to provide the information requested by the regulator.

Credit Policy

Through Communication "A" 8446, the BCRA introduced adjustments to the Consolidated Text on Credit Policy regarding the application of the lending capacity of foreign currency deposits, expanding the scope of financing to include loans with foreign currency guarantees granted by certain entities, provided that these entities assume the status of principal payers and waive the benefits of excussion and division.

Savings, Payroll, and Special Accounts

The BCRA, through Communication "A" 8460, has added the US dollar as an authorized currency for opening payroll accounts. It also clarified that cash deposits and withdrawals from these accounts must be processed at the branch where the account is held and, when banknotes are available, also at other branches, ATMs, and self-service terminals.

52

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Glossary and additional information

↘

Combined ratio: claims (claims paid net of reinsurance, change in claims reserves net of reinsurance) + direct costs (commissions to intermediaries, assistance, inspections, call centers, advertising) + operating expenses (administration expenses, infrastructure, technology and payroll of collaborators, taxes) / NEP.

Cost of risk: loan-loss provisions / average financing.

Coverage: (allowance for loan losses + provisions for unused balances of credit-cards and overdrafts and guarantees granted) / non-accrual financing.

Digital clients: number of customers with login in digital channels in the last 30 days.

Efficiency ratio: (personnel expenses + administrative expenses + depreciation and devaluations of assets) / (net interest income + net fee income + net result from financial instruments + foreign currency quotation differences + insurance business results + certain items included in other operating income -other financial income, fees from bundles of products, rental of safe deposits boxes and other fee income- and expenses -contribution to the deposit insurance fund, other financial expenses, other fee-related expenses and turnover tax on financial income and fees- + result from the net monetary position).

Financial margin: (net interest income + net result from financial instruments + foreign currency quotation differences + underwriting income from insurance business + certain items included in other operating income -other financial income- and expenses -contribution to the deposit insurance fund, other financial expenses and turnover tax on financial income-) / average balance of interest-earning assets.

Non-accrual portfolio: includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Medium Risk, High Risk of Insolvency and High Risk and Uncollectible.

ROA: net income attributable to the company on average assets.

ROE: net income attributable to the company on average shareholders' equity.

N/A: not applicable.

n.m.: not meaningful. It implies increases of more than 1000% or less than -1,000%.

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Galicia Naranja X Galicia SegurosGrupo Galicia GlosaryRelevant information ESG Regulatory changesFondos Fima Inflation, exchange rate and interest rates 2026 2026 2025 2025 2025 2Q 1Q 4Q 3Q 2Q Consumer price index (IPC) (1) 11,826.4103 11,077.0608 10121.3715 9384.0922 8855.5681 Consumer price index (IPC) (%) 6.76 9.44 7.86 5.97 6.01 Wholesale price index (IPIM) (%) (2) 8.96 6.14 5.15 9.95 4.26 Acquisition value unit (UVA) (3) 2,016.85 1,855.18 1,707.79 1,599.50 1,517.83 Exchange rate (Ps./US$) (4) 1,483.02 1,382.76 1,459.42 1,366.58 1,194.08 Badlar (5) (quartely averages) 21.48 29.85 35.57 42.83 32.69 Tamar(6) 0.23 0.30 0.33 0.50 0.34 (1) Published by the INDEC (National Institute of Statistics and Censuses of the Argentine Republic) (2) Internal Wholesale Price Index. Source: INDEC (National Institute of Statistics and Censuses of the Argentine Republic). (3) Adquisition Value Unit: BCRA (4) Argentine Central Bank reference exchange rate Communication “A” 3500. On the last business day of each period. (5) Argentine Central Bank reference rate for time deposits greater than one million pesos from private banks. (6) BCRA reference rate for wholesale deposits. 54

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

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inversores@gfgsa.com
asg@gfgsa.com

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Phone

+54 11 4343 7528